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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         FOR THE 11TH OF SEPTEMBER, 2006

                                  MSYSTEMS LTD.
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

         Form 20-F      X                          Form 40-F
                   -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes                                        No     X
             -----------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.


THIS FORM 6-K (INCLUDING THE EXHIBITS ATTACHED HERETO) IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-126774) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


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                                    CONTENTS

The following documents, which are attached hereto, relating to the Registrant are incorporated by reference herein:



99.1 Unaudited interim consolidated financial statements of msystems Ltd. as of and for the six months ended June 30, 2006.

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       MSYSTEMS LTD.
                                        ----------------------------------------
                                                       (Registrant)

Date:  September 11, 2006                    By:  /s/  Ronen Faier
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                                                         Ronen Faier
                                                 Interim Chief Financial Officer